February 10, 2025

VIA EDGAR

Cybin Inc.

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

Dear Sirs/Mesdames:

Re:	Cybin Inc. (the "Company")
Prospectus Supplement dated February 10, 2025 to the Short Form Base Shelf Prospectus dated August 17, 2023, as amended on December 22, 2023, April 8, 2024 and January 6, 2025 (the "Prospectus Supplement")

We hereby consent to the reference to our firm name under the headings "Documents Filed as Part of the Registration Statement", "Experts" and "Enforcement of Civil Liabilities for U.S. Investors" in the Prospectus Supplement, which forms part of the registration statement on Form F-10 (File No. 333-284173) filed by the Company with the United States Securities and Exchange Commission and to the reference to our advice under the heading of "Enforcement of Civil Liabilities for U.S. Investors".

Yours very truly,

"/s/ AIRD & BERLIS LLP"